UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2025

Commission File Number: 001-39152

Quantum Biopharma Ltd.
(Translation of registrant’s name into English)

1 Adelaide Street East, Suite 801

Toronto, Ontario M5C 2V9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

 INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibits attached hereto (Exhibit 99.1 and 99.2) are incorporated by reference into the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-276264), including any prospectuses forming a part of such Registration Statement and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) consists of Quantum BioPharma Ltd.’s (i) Unaudited Condensed Consolidated Financial Statements as of, and for the three and nine months ended September 30, 2025 and 2024, which are attached hereto as Exhibit 99.1; and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2025 and 2024 , which is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Description

99.1	Condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operation for the three and nine months ended September 30, 2025 and 2024

99.3	CEO Certificate

99.4	CFO Certificate

101.INS	XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.SCH	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File( formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum Biopharma Ltd. (Registrant)

Date: November 6, 2025	By:	/s/ Donal Carroll
Donal Carroll, Chief Financial Officer

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